ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

4 March 2002

02015848

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

02 MAR 14 AM 8:20

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

TED BRINDAL
Company Secretary

dlw 3/14

Lodgement with Australian Stock Exchange:
4 Mar 2002 Placement Prospectus

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

FIRST AUSTRALIAN RESOURCES LIMITED

ABN 41 009 117 293
ASX CODE FAR

PLACEMENT PROSPECTUS

March 2002

For a placement of up to 12,000,000 New Shares at an issue price of 13 cents per share and one free option for every share subscribed for.

THIS OFFER CLOSES AT 5.00PM WST ON 8 MARCH 2002.
ACCEPTANCES AND PAYMENT MUST BE RECEIVED BEFORE THAT TIME.

SHARES AND OPTIONS OFFERED BY THIS PROSPECTUS ARE OF A SPECULATIVE NATURE

THIS IS AN IMPORTANT DOCUMENT AND SHOULD BE READ IN ITS ENTIRETY. IF YOU ARE IN DOUBT ABOUT WHAT TO DO, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISER WITHOUT DELAY.

CORPORATE DIRECTORY

Directors

Michael John Evans (Chairman)
B. Bus (WAIT) A.I.T. (WA)
A.C.A. A.C.I.S.
181 Hamersley Road
Subiaco WA 6008

Warwick Robert Grigor
B. Ec., LLB. MAusIMM (ANU) FAICD
107A The Grand Parade
Sutherland NSW 2232

Charles Lee Cavness
Attorney at Law
2273, South Fillmore
Denver, Colorado 80210
United States of America

Company Secretary

Albert Edward Brindal
M.B.A. B.Com. FCPA
Suite 8A, 41 Walters Drive
Osborne Park WA 6017

Principal and Registered Office

Level 1
87 Colin Street
West Perth WA 6005

Telephone (61-8) 9322 3939
Facsimile (61-8) 9322 5116
Internet web site: www.farnl.com.au
Email: admin@farnl.com.au

Share Registry

Advanced Share Registry Services
Level 7
200 Adelaide Terrace
Perth WA 6000

Telephone (61-8) 9221-7288
Facsimile (61-8) 9221-7869

Financial Advisors

Far East Capital Limited *
Level 1, 27 Macquarie Place
Sydney NSW 2000

Stock Exchange Listings

The Australian Stock Exchange Limited *
ASX Code: FAR

United States Office

Suite 2410 South, 600 17th Street
Denver, Colorado 80202

Telephone: (303) 436 1800
Facsimile: (303) 436 1101

*These entities have not been involved in the preparation of any part of this Prospectus and have not consented to be named in this Prospectus. Their names are included for information purposes only.

IMPORTANT INFORMATION

This Prospectus is dated 5 March 2002 and was lodged with the ASIC on that date. The ASIC and ASX take no responsibility for the contents of this Prospectus.

No Shares or Options will be issued on the basis of this Prospectus later than 13 months after the date of this Prospectus.

This document is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding to participate in the Offer. If after reading this Prospectus you have any questions about the Offer, you should contact your stockbroker, solicitor, accountant or professional adviser.

A copy of this Prospectus is available for inspection at the registered office of the Company at Level 1, 87 Colin Street, West Perth, Western Australia, during normal business hours. The Company will provide a copy of this Prospectus to any person on request. The Company will also provide copies of other documents on request (see Section 5.5).

The Company will apply to ASX within 7 days of the date of this Prospectus for Official Quotation by ASX of the Shares and Options offered by this Prospectus.

The Shares and Options offered by this Prospectus should be considered speculative. Please refer to Section 3 for details relating to investment risks.

Applications for Shares and Options can only be submitted on the Acceptance Form attached to and forming part of this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Offer described in this Prospectus which is not contained in this Prospectus. Any information or representation not so contained may not be relied on as having been authorised by the Company in connection with the Offer.

No action has been taken to permit the offer of Securities under this Prospectus in any jurisdiction other than Australia and New Zealand.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of Shares and Options in any jurisdiction where, or to any person to whom it would be unlawful to issue this Prospectus.

Please refer to the Glossary in Section 6 for terms and abbreviations used in parts of this Prospectus.

TABLE OF CONTENTS

PROPOSED TIMETABLE

• Announcement of Offer and lodgment of Prospectus with ASIC and ASX	5 March 2002
• Opening Date of the Issue	5 March 2002
• Closing Date	8 March 2002
• Shareholder Meeting to authorise placement	19 March 2002
• Anticipated date for allotment and issue of Shares and Options	19 March 2002

* Subject to the Listing Rules, the Directors reserve the right to extend the Closing Date for the Offer.

1. DETAILS OF THE OFFER

1.1 The Offer

The Company is making an offer to investors of Shares and Options at an issue price of S0.13 per Share together with one free Option for every Share subscribed for. ("**Offer**"). The Offer is subject to shareholders approval at a meeting on 19 March 2002.

Each Option issued pursuant to this Prospectus will entitle the Optionholder to subscribe for one (1) Share. The Options are exercisable at a price of S0.14 each on or before 31 July 2002 or $0.20 if exercised from 1 August 2002 and on or before 31 July 2003.

There is no minimum subscription to the Offer.

Each Applicant must apply for at least 20,000 New Shares and attaching free Options for a value of $2,600 calculated at 13 cents per share.

Please refer to Section 5.1 for a summary of the rights attaching to the Shares and Options.

1.2 Purpose of the Offer

If the Offer is fully subscribed the Company will issue 12,000,000 Shares and Options pursuant to this Prospectus to raise $1,560,000 before costs of the Offer.

The funds raised pursuant to the Offer will be used to help fund the exploration activities of the Company, in particular offshore China and offshore Carnarvon Basin and to improve the Company's working capital position, which immediately after the completion of the Offer will result in an increase in cash on hand of approximately $1,460,000 (after the payment of costs associated with the Offer and assuming the Offer is fully subscribed).

1.3 Opening and Closing Dates

The Company will accept Acceptance Forms up until 5.00pm WST on 8 March 2002 or such other date as the Directors in their absolute discretion shall determine, subject to the requirements of the Listing Rules. ("**Closing Date**").

1.4 Acceptance Form

Acceptance of a completed Acceptance Form by the Company creates a legally binding contract between the Applicant and the Company to subscribe for, pay for and take for the number of Shares and Options accepted by the Company but on the basis that the binding contract is subject to the shareholders in the Company approving the issue of the Shares and Options at the shareholders meeting to be held on 19 March 2002. The Acceptance Form does not need to be signed to be a binding acceptance of Shares and Options.

1.5 If the Acceptance Form is not completed correctly it may still be treated as valid. The Directors' decision as to whether to treat the acceptance as valid and how to construe, amend or complete the Acceptance Form is final.

1.6 **Allotment**

The Company expects to issue the Shares and Options on 19 March 2002, conditional upon approval of the placement by shareholders in general meeting, but no later than 15 Business Days after the Closing Date. Holding statements in relation to the Shares and Options are expected to be dispatched on 20 March 2002 and in any event no later than 15 Business Days after the Closing Date.

1.7 **Application Monies held on trust**

All Application Monies received for the Shares and Options will be held in trust in a bank account maintained solely for the purpose of depositing Application Monies received pursuant to this Prospectus until the Shares and Options are allotted. All Application Monies will be returned (without interest) if the Shares and Options are not allotted.

1.8 **ASX quotation**

Application will be made to ASX no later than 7 days after the date of this Prospectus for the official quotation of the Shares and Options offered by this Prospectus. If permission is not granted by ASX for the official quotation of the Shares and Options offered by this Prospectus within 3 months after the date of this Prospectus the Company will repay, as soon as practicable, without interest, all Application Monies received pursuant to this Prospectus.

1.9 **CHESS**

The Company participates in the Clearing House Electronic Subregister System, known as CHESS. ASX Settlement and Transfer Corporation Pty Ltd ACN 008 504 532 ("**ASTC**"), a wholly owned subsidiary of ASX, operates CHESS in accordance with the Listing Rules and Securities Clearing House Business Rules.

Under CHESS, Applicants will not receive a certificate but will receive a statement of their holding of Shares and Options.

If you are broker sponsored, ASTC will send you a CHESS statement.

The CHESS statement will set out the number of Shares and Options issued under this Prospectus, provide details of your holder identification number, the participant identification number of the sponsor and the terms and conditions applicable to the Shares and Options, including a notice to exercise the Options.

If you are registered on the Issuer Sponsored subregister, your statement will be dispatched by Advanced Share Registries and will contain the number of Shares and Options issued to you under this Prospectus and your security holder reference number.

A CHESS statement or Issuer Sponsored statement will routinely be sent to Shareholders at the end of any calendar month during which the balance of their shareholding changes. Shareholders may request a statement at any other time, however, a charge may be made for additional statements.

1.10 Overseas Shareholders

No offer of Shares and Options will be made under this Prospectus to investors resident outside Australia. The Directors reserve the right to offer portion of 12,000,000 Shares and attaching Options being offered under this Prospectus to investors outside Australia where the Directors are satisfied that it is lawful to do so.

This Prospectus and accompanying Acceptance Form do not, and are not intended to, constitute an offer of securities in any place or jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer or to issue this Prospectus. The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

1.11 Underwriting

The Offer is not underwritten. Far East Capital Limited (FEC) has agreed to manage the issue. FEC is a company associated with Mr Grigor, a director of the Company (further detail on Mr Grigor's interests are disclosed in the Directors Interests section of this prospectus). The Company has agreed to pay a commission of 5% on monies raised and FEC has agreed to pass this commission on to Brokers who participate in the issue.

1.12 Risk Factors

An investment in Shares and Options should be regarded as speculative. In addition to the general risks applicable to all investments in listed securities, there are specific risks associated with an investment in the Company which are set out in Section 3.

1.13 Taxation implications

The Directors do not consider that it is appropriate to give Shareholders advice regarding the taxation consequences of subscribing for Shares and Options under this Prospectus. The Company, its advisers and its officers do not accept any responsibility or liability for any taxation consequences to Shareholders. As a result, Shareholders should consult their professional tax adviser in connection with subscribing for Shares and Options under this Prospectus.

1.14 Major activities and financial information

A summary of the major activities and financial information relating to the Company for the financial year ended 31 December 2000 is contained in the Financial Report lodged with ASIC on 23 March 2001 and the Annual Report

which was mailed to Shareholders on 6 April 2001. ASIC half yearly accounts for the period ended 30 June 2001 were lodged with the ASX on 29 August 2001.

1.15 Enquiries concerning Prospectus

Enquiries relating to this Prospectus should be directed to the Company Secretary by telephone on (08) 9322 3939 or facsimile on (08) 9322 5116.

2. ACTION REQUIRED BY APPLICANTS

2.1 Acceptance of Shares and Options under this Prospectus

Applications for Shares and Options under this Prospectus must be made on the Acceptance Form which accompanies this Prospectus, in accordance with the instructions referred to in this Prospectus and on the Acceptance Form. Please read the instructions carefully.

Please complete the Acceptance Form by filling in the details in the spaces provided and attach a cheque for the amount indicated on the Acceptance Form. Payment may also be made by Bank/telex transfer to our bank account as per details provided below.

Completed Acceptance Forms must be accompanied by a cheque in Australian dollars, crossed "**Not Negotiable**" and made payable to "**First Australian Resources Limited Share Issue Trust Account**" and lodged at any time after the issue of this Prospectus and on or before the Closing Date at the Company's share registry (by delivery or by post) at:

By delivery:	First Australian Resources Ltd Level 1, 87 Colin Street WEST PERTH WA 6005
By post:	First Australian Resources Ltd PO Box 703 WEST PERTH WA 6872

Banking Details for Direct Payments or TT:

Bank:	Challenge Bank 109 St. Georges Terrace Perth WA 6000
BSB:	036-000
A/C No:	33-1955
A/C Name:	First Australian Resources Limited Share Issue Trust Account

Facsimile Number: 08-9322-5116

RISK FACTORS

Potential investors in the Company should be aware that subscribing for shares involves a number of risks. The risk factors outlined in this Section and elsewhere in this Prospectus should be carefully considered by investors when evaluating an investment in the Company. In addition, investors should appreciate that the value of shares and options on ASX may rise or fall depending on a range of factors beyond the control of the Company. This is especially the case with companies undertaking oil and gas exploration and production activities.

Any of the factors set out in this Section or any other factors identified in this Prospectus may materially affect the financial performance of the Company and the market price of the Shares and Options. To that extent the Shares and Options carry no guarantee with respect to the payment of dividends, return on capital or the price at which those Shares and Options will trade on the ASX.

The Directors consider that an investment in the Company should be considered speculative due to:

(a) the recent volatility in publicly listed entities on world stock markets generally, and of mining and exploration companies in particular; and

(b) the speculative nature of oil and gas exploration and production activities.

While the Company plans to take prudent measures to safeguard from, or mitigate its exposure to these risks, many of the risks are outside of the Company's control.

There are a number of risk factors that investors should consider before deciding whether or not to invest in the Options and whether or not to exercise the Options. The principal risk factors include, but are not limited to, the following:

2.1 Security Investments

Applicants should be aware that there are risks associated with any securities investment. The prices at which the Shares and Options trade may be above or below the Offer Price or the Exercise Price (as the case may be), and may fluctuate in response to a number of factors.

Further, the stock market and in particular the market for oil and gas exploration companies has experienced extreme price and volume fluctuations that has often been unrelated or disproportionate to the operating performance of such companies. There can be no guarantee that these trading prices will be sustained. These factors may materially affect the market price of the Shares and Options, regardless of the Company's operational performance.

2.2 Share Market Conditions

The market price of the Shares and Options may fall as well as rise and may be subject to varied and unpredictable influences on the market for equities in

general and resource stocks in particular. Neither the Company nor the Directors warrant the future performance of the Company or any return on an investment in the Company.

2.3 Exploration and Development Risks

Oil and Gas exploration and production are high risk enterprises, not always providing high rewards. In addition to the normal competition for prospective ground, and the high average costs of an economic discovery, factors such as demand for commodities, stock market fluctuations affecting access to new capital, sovereign risk, political and administrative upheavals, land access delays, equipment delays, environmental issues, operating hazards, labour disruption, cost overruns, unforseen events, project financing difficulties, foreign currency fluctuations and technical problems all affect the ability of a company to profit from any discovery.

The interpretation of geological, geophysical and engineering data on which a drilling prognosis is made is often on the basis of extrapolation from known data points such as existing wells or surface outcrop and may prove to be inaccurate.

There is no assurance that exploration and development of the Company's existing oil and gas interests, or any other projects that may be acquired in the future, will result in the discovery of a producing field or well. Even if an apparently viable discovery is made, there is no guarantee that it can be profitably exploited.

2.4 Resource Estimates

The volumes of discovered hydrocarbons and recovery factors are subject to great uncertainty, especially at the early stages of appraisal, and initial estimates of reserves may be proven incorrect by future seismic, appraisal, testing and production. Should the Company encounter hydrocarbons or formations different from those predicted by past drilling, seismic and similar examinations, resource estimates may have to be adjusted and development and production plans may have to be altered in a way which could adversely affect the Company's operations.

2.5 Title

The Company is involved in exploration in developing countries, some of which have an evolving legislative and legal environment. The reliability and enforceability of legal rights, including ownership of permits, may be difficult. Many of the tenements in which the Company has an interest will be subject to applications for renewal. The renewal of the term of each tenement is at the discretion of various authorities and governments within which the Company conducts exploration activities.

If a tenement is not renewed, the Company may suffer significant damage through loss of the opportunity to develop and discover oil and gas deposits on that tenement.

2.6 Native Title Risks

Some or all of the mining tenements held by the Company may be subject to native title claims in the future. Should a native title claim be lodged in respect to one of the Company's oil and gas tenements, it may have a material adverse effect on the Company's business and its financial condition and performance.

2.7 Policies and Legislation

Any material adverse changes in government policies or legislation affecting oil and gas exploration activities may affect the viability and profitability of the Company.

2.8 Joint Venture Parties, Contractors and Contractual Disputes

The Directors are unable to predict the risk of:

(a) financial failure or default by a participant in any joint venture to which the Company is, or may become, a party; or

(b) insolvency or other managerial failure by any of the Operators and contractors used by the Company in its exploration activities; or

(c) insolvency or other managerial failure by any of the other service provider used by the Company or its Operators for any activity.

(d) The company is a holder of EP397, together with Goodrich Petroleum and Tap Shelfal Pty Ltd. Each holds a 33 1/3% interest.

A dispute has arisen within the joint venture concerning the approval of Authorities for Expenditure and consequential cash calls. A cash call has been made by the operator Tap Shelfal Pty Ltd on the Company for amounts totalling A$771,344 and US$268,073 in respect of the proposed Banjo-1 well. The Company is disputing both the Authorities for Expenditure and the cash calls. The default notice will also be disputed by both parties.

The Company intends to participate in the Banjo-1 well and has actively been seeking to farm out a portion of its interest. Permit conditions require the well to be drilled by the 13 June 2002. The Company has requested the operator to make submissions to the Department of Mineral and Petroleum Resources concerning a further extension of time for the drilling of the well.

2.9 Future Capital Needs and Additional Funding

The future capital requirements of the Company will depend on many factors including the results of any future exploration programs, and the ability to successfully exploit oil and gas discoveries.

Should the Company require additional funding there can be no assurance that additional financing will be available on acceptable terms, or at all. Any

inability to obtain additional finance, if required, would have a material adverse effect on the Company's business and its financial condition and performance.

2.10 Operating Risks

By its nature, the business of oil and gas exploration and/or production, which the Directors intend the Company to undertake, contains risks. Prosperity depends on the successful exploration and/or acquisition of recoverable and economic reserves, design and construction of efficient processing facilities, competent operation and proficient marketing of the product.

Many of the Company's oil and gas assets are in a pre-development phase. As a result, the Company will be subject to all the risks inherent in the establishment of new operations. No assurances can be given to the level of viability that the Company's operations may achieve.

The operations of the Company, if and when it commences production, may be disrupted by a variety of risks and hazards which are beyond the control of the Company, including environmental hazards, industrial accidents, technical failures, labour disputes, unusual or unexpected rock formations, formation damage, flooding and extended interruptions due to inclement or hazardous weather conditions, fire and explosions.

These risks and hazards could also result in damage to, or destruction of, production facilities, personal injury, environmental damage, business interruption, monetary losses and possible legal liability. While the Company currently intends to maintain insurance within ranges of coverage consistent with industry practice, no assurance can be given that the Company will be able to obtain such insurance coverage at reasonable rates (or at all), or that any coverage it obtains will be adequate and available to cover any such claims.

2.11 Commodity Price Volatility

Future earnings are likely to be closely related to the price of this oil and gas and the terms of any sale agreements which the Company or its joint venturers enters into.

Oil and gas prices may fluctuate and are affected by numerous factors beyond the control of the Company. These factors include world demand, forward selling by producers, and production cost levels in other producing regions.

Moreover, oil and gas prices are also affected by macroeconomic factors such as expectations regarding inflation, interest rates, currency and exchange rate fluctuations, and global and regional demand for, and supply of, oil and gas as well as general global economic conditions. These factors may have an adverse effect on the Company's exploration, development and production activities, as well as on its ability to fund those activities.

2.12 Environmental Risks

The Company's oil and gas activities are subject to laws and regulations regarding environmental matters and the discharge of hazardous wastes and materials. As with all oil and gas projects, a variety of environmental impacts

exist. The Company intends to conduct its activities in an environmentally responsible manner and in accordance with applicable laws.

2.13 Economic Risk

Changes in customer preference for alternative energy sources or the general economic climate in which the Company operates may adversely affect the financial performance of the Company. Factors which may contribute to that general economic climate include the level of direct and indirect competition against the Company, industrial disruption, the rate of global growth, interest rates and the rates of inflation.

2.14 Reliance on Key Personnel

The Company is reliant on a number of key employees, including Mr Michael Evans who is an Executive Director of the Company. The loss of one or more of its key personnel could have an adverse impact on the business of the Company.

There are currently no service agreements between the Company and any Director that requires the Director to remain a Director of the Company for any period of time.

2.15 Tax Reform

The United States and Australian Governments have indicated that they may introduce tax reforms, the introduction and scope of which is uncertain. Until the precise nature of reforms are determined, the Company is not able to give any assurance as to the impact on its operating and financial performance.

3. EFFECT OF THE ISSUE

3.1 Consolidated Pro-forma Balance Sheets

Set out below, for the purposes of illustration only, is a pro-forma balance sheet of the Company after taking account of the Issue and assuming the Offer is fully subscribed. The Issue will have the effect of increasing cash reserves by up to $1,680,000 before costs. The statement of financial position as at 31 December 2001 (unaudited) shown in the table below has been prepared on the basis of the accounting policies normally adopted by the Company and reflects the changes to its financial position on the assumption that the Offer is fully subscribed and the Issue is completed but does not include payment of the offshore China well.

	2001 (unaudited)	Effect of Issue	Proforma
CURRENT ASSETS	$	$	$
Cash	2 425 710	1 460 000	3 885 710
Receivables	406 046		406 046
Other	33 744		33 744
Total Current Assets	2 865 500	1 460 000	4 325 500
NON CURRENT ASSETS			
Receivables	456		456
Investments	1 285		1 285
Property, plant and equipment	355 200		355 200
Oil and gas properties	10 645 530		10 645 530
Total Non-Current Assets	11 002 471		11 002 471
TOTAL ASSETS	$13 867 971	$1 460 000	$15 327 971
CURRENT LIABILITIES			
Accounts payable	696 010		696 010
Borrowings	509 126		509 126
Provisions	6 047		6 047
Total Current Liabilities	$1 211 183		$1 211 183

NON-CURRENT LIABILITIES			
Interest-bearing liabilities	568 264		568 264
Total Non-Current Liabilities	568 264		568 264
TOTAL LIABILITIES	$1 779 447		$1 779 447
NET ASSETS	$12 088 524	$1 460 000	$13 548 524
EQUITY			
Contributed Equity	27 863 160	1 460 000	29 323 160
Reserves	1 609 920		1 609 920
Accumulated losses	(17 384 556)		(17 384 556)
TOTAL EQUITY	$12 088 524	$1 460 000	$13 548 524

3.2 Capital structure

As at the date of lodgement of this Prospectus, the issued capital of the Company is currently 116,718,674 Shares. In addition, as at the date of this Prospectus, the Company has the following options to acquire Shares in the Company on issue:

(a) 31,461,196 quoted options exercisable at $0.14 if exercised on or before 31 July 2002 or $0.20 (twenty cents) if exercised from 1 August 2002 and on or before 31 July 2003 ("**Exercise Price**"), each option entitling the holder to acquire one Share; and

(b) 7,500,000 employee options exercisable on or before 5 May 2003 at 20 cents per option, each option entitling the holder to acquire one Share.

If all the Shares and Options are allotted, the principal effects of the Offer on the Company will be to:

(a) increase cash reserves by up $1,560,000 (before expenses of the Offer);

(b) increase the number of Shares and Options the Company has on issue by up to 12,000,000 respectively; and

(c) if all existing 31,461,196 options and new Options totalling 12,000,000 are exercised, the number of issued Shares will increase by 43,461,196.

On the completion of this Issue and presuming all the shares and options are allotted the share capital of the Company will be as set out in the table following. This assumes that none of the existing options are exercised prior to the allotment

		Number of Shares	Amount
Shares			
Issued Shares as at date of Prospectus		116,718,674	$26,652,444
New Shares issued under this Prospectus		12,000,000	$1,560,000
Options	**Exercise Price**	**Number of options**	**Expiry Date**
Employee options	$0.20	7,500,000	5 May 2003
Existing options	$0.14 - $0.20	31,461,196	31 July 2003
New Options issued under this Prospectus	$0.14 - $0.20	12,000,000	31 July 2003

3.3 **Market price of Shares and Options**

The highest and lowest market sale prices of the Company's Shares on ASX during the 3 months immediately preceding the date of lodgment of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: 15 cents per Share on 19 February 2002

Lowest: 7.8 cents per Share on 13 December 2001

The latest available market sale price of the Company's Shares on ASX prior to the date of lodgment of this Prospectus with the ASIC was 12.5 cents per Share on 5 March 2002.

The highest and lowest market sale prices of the Company's Options on ASX during the 3 months immediately preceding the date of lodgement of this Prospectus with the ASIC and the respective dates of those sales were:

Highest: 5.6 cents per Share on 21 February 2002

Lowest: 3.0 cents per Share on 24 January 2002

The latest available market sale price of the Company's Shares on ASX prior to the date of lodgement of this Prospectus with the ASIC was 4.4 cents per Share on 5 March 2002.

3.4 **Dividend policy**

The Shares issued upon exercise of the Options will rank pari passu in all respects (including dividend and bonus issues) with all existing Shares in the capital of the Company from the date of allotment and issue. The Directors are not able to say when and if dividends will be paid in the future, as the payment of any dividends will depend on the future profitability, financial position and cash requirements of the Company.

4. ADDITIONAL INFORMATION

4.1 Terms and Conditions of Options

The terms and conditions of the Options to be issued pursuant to this Prospectus are as follows:

1. The options will expire on 31 July 2003 ("**Expiry Date**").

2. The exercise price of each option is $0.14 if exercised on or before 31 July 2002 or $0.20 (twenty cents) if exercised from 1 August 2002 and on or before 31 July 2003 ("**Exercise Price**").

3. Each option exercised will entitle the holder to one Share in the capital of the Company.

4. The options may be exercised at any time prior to the Expiry Date, in whole or in part, upon payment of the Exercise Price per option.

5. Exercise of the options is effected by completing the notice of exercise of options form and forwarding it to the Company, together with payment of the relevant Exercise Price.

6. All Shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing Shares (see Section 5.2 for the rights attaching to Shares).

7. There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of securities offered to Shareholders of the Company during the currency of the options. Subject to paragraph 8, an optionholder is required to exercise the options in order to participate in any new issue of securities offered to Shareholders by the Company for subscription on a pro rata basis. Optionholders will be provided written notice of the terms of the pro rata offer to Shareholders and afforded that period of time as required by the Listing Rules of ASX before the record date to determine entitlements to the offer to exercise their options.

8. If from time to time, on or prior to the Expiry Date the Company makes a bonus issue of securities to the holders of Shares in the Company (a "**Bonus Issue**"), then upon exercise of his or her options an optionholder will be entitled to have issued to him or her (in addition to the Shares which he or she is otherwise entitled to have issued to him or her upon such exercise) that number of securities which would have been issued to him or her under that bonus issue if the options had been exercised before the record date for the Bonus Issue.

9. In the event of any reconstruction (including consolidation, subdivision, reduction or return) of the issued capital of the Company, on or prior to the Expiry Date, the options will be reorganised in accordance with the Listing Rules of ASX.

10. Options are transferable, subject to the requirements of the Listing Rules of ASX concerning any options classified as restricted securities.

11. Shares allotted and issued pursuant to the exercise of an option will be allotted and issued not more than 14 days after the receipt of a properly executed notice of exercise of option and the application monies. The Company will apply for official quotation of Shares issued pursuant to the exercise of options, in accordance with the Listing Rules.

12. Application will be made for official quotation of the options on ASX.

4.2 Rights attaching to Shares

Should optionholders exercise their Options in accordance with Section 5.1, the Shares subsequently issued by the Company will rank equally in all respects with the Company's existing Shares.

The rights attaching to Shares arise from a combination of the Company's Constitution, statute and general law.

Copies of the Company's Constitution are available for inspection during business hours at the Company's registered office. The clauses of the Constitution contain the internal rules of the Company and define matters such as the rights, duties and powers of its Shareholders and Directors, including provisions to the following effect (when read in conjunction with the Corporations Act or Listing Rules):

(a) Shares

The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the Directors, subject to the Corporations Act, ASX Listing Rules and any rights attached to any special class of shares.

(b) Transfer of Shares

The Company participates in the electronic share registration and transfer system known as CHESS operated by ASX under the Security Clearing House Business Rules. Accordingly, the Company will issue holding statements in lieu of share certificates. The Company will not charge any fee for registering a transfer of shares. The Directors may refuse to register a transfer of shares, or request SCH to apply a holding lock to prevent a proper SCH transfer, in the circumstances identified in the Constitution or as otherwise permitted or required under the Corporations Act or Listing Rules.

(c) Meetings of members

Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by section 249D of the Corporations Act. The Constitution contains provisions prescribing the

content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 natural persons, each of whom is or represents different Shareholders who are eligible to vote.

The Company holds annual general meetings in accordance with the Corporations Act and the Listing Rules.

(d) **Voting**

Subject to any rights or restrictions for the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents.

On a poll each eligible member has one vote for each share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

(e) **Directors**

Under the provisions of the Constitution, unless changed by the Company in general meeting, the minimum number of Directors is 3 and the maximum is 10. The existing Directors and the Company in general meeting may appoint a new Director to fill a casual vacancy or as an addition to the board. Any such Director must retire at the next following General Meeting under the Constitution, (at which meeting he or she may be eligible for election as a Director). No Director, other than the Managing Director, may hold office for longer than 3 years without submitting himself or herself for re-election at the next following Annual General Meeting.

The business of the Company is to be managed by or under the direction of the Directors. The Directors are not required by the Constitution to hold any shares in the Company.

(f) **Dividends**

Subject to any rights attaching to shares which may in the future be issued with special or preferred rights, the Directors may fix the amount, the time for payment and the method of payment of a dividend. Subject to any special rights attaching to shares (such as preference shares), dividends will be paid proportionately to the number of shares held by each member. The Company is not required to pay any interest on dividends.

(g) **Officers: indemnities and insurance**

Under the Constitution, to the extent permitted by law, the Company indemnifies every person who is or has been a Director or Secretary of the Company against a liability incurred by that person in his or her capacity as a Director or Secretary provided that the liability does not arise out of conduct involving his or her own dishonesty, negligence, lack of good faith or breach of duty. The Company may also pay the premiums on Directors and officers liability insurance.

(h) **Winding Up**

If on a winding up of the Company there remains a surplus, then under the Constitution and subject to any rights attaching to shares which may in the future be issued with special or preferred rights, all assets representing the surplus that may be legally distributed among Shareholders may be so distributed pursuant to the terms of a Special Resolution of the members.

4.3 **Company is a disclosing entity**

Disclosing entities are, pursuant to the Corporation Law, entitled to issue a prospectus satisfying the test set out in Section 713 of the Corporations Act where the securities offered by the prospectus are quoted ED securities and securities are in a class of securities that were quoted ED securities at all times in the 12 months before the issue of the prospectus. A short form prospectus is only required to contain information related to the issue of securities the subject of the prospectus. Other general information is not required to be included by a disclosing entity as the periodic reporting and continuous disclosure obligations now required of disclosing entities means that all this information should have previously been released to the market.

The Company is a "disclosing entity" for the purposes of Section 111AC of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations which require it to disclose to ASX in accordance with the requirements of the ASX Listing Rules (and subject to the exceptions in the Listing Rules) any information of which it is, or becomes, aware concerning the Company and which a reasonable person would expect to have a material effect on the price or value of securities of the Company. No information has been excluded from disclosure to the ASX by the Company under the exceptions to disclosure in the Listing Rules.

The New Shares and attaching Options being issued are for Ordinary Shares in the Company that have been quoted ED securities at all times in the 12 months prior to the issue of the Prospectus.

The Company believes that it has complied with the general and specific requirements of the ASX (as applicable from time to time throughout the 12 months before the issue of the Prospectus) which requires the Company to notify the ASX of information about specified events or matters as they arise for the purpose of the ASX making that information available to the stock market conducted by the ASX.

Documents released by the Company in accordance with regular reporting and disclosure obligations include:

(a) annual and half yearly financial reports accompanied by a Directors' declaration and report, and an independent audit or review report, lodged with the ASIC and ASX;

(b) a Mining Exploration Entity Quarterly Report lodged with ASX; and

(c) immediate notification to ASX of any information concerning the Company of which it is aware, or becomes aware, and which a reasonable person would expect to have a material effect on the share price or value of securities of the Company.

4.4 Inspection and copies of documents

Copies of documents lodged by the Company in connection with its reporting and disclosure obligations may be obtained from, or inspected at, an office of the ASIC or ASX. The Company will provide a copy of each of the following documents, free or charge, to any person who requests them prior to the Closing Date:

(a) the audited annual financial report of the Company for the financial year ended 31 December 2000 (being the last annual financial report for a financial year to be lodged with ASIC or the ASX in relation to the Company before the issue of this Prospectus);

(b) the half-year financial report lodged by the Company with ASIC or ASX in relation to the Company in the period starting after lodgement of the last annual financial report, (being for the year ended 31 December 2000), and ending before the lodgement of this Prospectus with ASIC; and

(c) any other continuous disclosure notices lodged by the Company with ASX in relation to the Company in the period starting after the lodgement of the last annual financial report, (being for the year ended 31 December 2000), and ending before the lodgement of this Prospectus with ASIC.

The documents listed on the following pages have been lodged by the Company by way of compliance with continuous disclosure obligations under the Listing Rules of the ASX to notify ASX of information relating to the Company from 21 March 2001 being the date of lodgement of the audited annual financial report (being for the financial year ended 31 December 2000) and before the lodgement of this Prospectus with the ASX:

Date Lodged	Subject of Announcement
21 March 2001	Notice of AGM and Profit Result
22 March 2001	Notice of Director's Interest
27 March 2001	Activity Update
29 March 2001	Notice of Director's Interest
3 April 2001	USA Activity Update
6 April 2001	Notice of AGM and Annual Report
9 April 2001	Pro-Rata Entitlement Issue, Appendix 3B and Prospectus Dated 9 April 2001
17 April 2001	Quarterly Report 1 January 2001 – 31 March 2001 plus Appendix 5B Mining Exploration Entity Quarterly Report
23 April 2001	Section 205G Notice of Directors Interest
24 April 2001	Gas Shows While Drilling Lake Long
30 April 2001	Appendix 3B – New Issue Announcement
1 May 2001	Activity Update – USA Well Rig Due on Eagle Location
2 May 2001	Appendix 3B – Exercise of July 2001 Options
3 May 2001	Appendix 3B – Exercise of July 2001 Options
8 May 2001	Production Pipe Run at Lake Long. Rig due on Eagle Prospect next 24 hours.
15 May 2001	Drilling Rigs on two USA locations
15 May 2001	Annual General Meeting – Resolutions
22 May 2001	Progress on Eagle-1 and Neil Heirs-1 wells
28 May 2001	USA Drilling Update
30 May 2001	Gas shows while drilling Neil Heirs-1 well. Progress on Eagle-1 well.
5 June 2001	Progress on Eagle-1 and Neil Heirs-1 wells
5 June 2001	Results of Pro-Rata Entitlements Issue
12 June 2001	Activity Update
18 June 2001	Allotment of July 03 options
19 June 2001	Appendix 3B – Exercise of July 2003 Options
19 June 2001	Further gas shows in Neil Heirs-1 well, Texas. Successful test of Lake Long No.7 well, Louisiana, New Texas well spuds/Eagle-1 Progress California

Date Lodged	Subject of Announcement
21 March 2001	Notice of AGM and Profit Result
22 March 2001	Notice of Director's Interest
27 March 2001	Activity Update
29 March 2001	Notice of Director's Interest
3 April 2001	USA Activity Update
6 April 2001	Notice of AGM and Annual Report
9 April 2001	Pro-Rata Entitlement Issue, Appendix 3B and Prospectus Dated 9 April 2001
17 April 2001	Quarterly Report 1 January 2001 – 31 March 2001 plus Appendix 5B Mining Exploration Entity Quarterly Report
23 April 2001	Section 205G Notice of Directors Interest
24 April 2001	Gas Shows While Drilling Lake Long
30 April 2001	Appendix 3B – New Issue Announcement
1 May 2001	Activity Update – USA Well Rig Due on Eagle Location
2 May 2001	Appendix 3B – Exercise of July 2001 Options
3 May 2001	Appendix 3B – Exercise of July 2001 Options
8 May 2001	Production Pipe Run at Lake Long. Rig due on Eagle Prospect next 24 hours.
15 May 2001	Drilling Rigs on two USA locations
15 May 2001	Annual General Meeting – Resolutions
22 May 2001	Progress on Eagle-1 and Neil Heirs-1 wells
28 May 2001	USA Drilling Update
30 May 2001	Gas shows while drilling Neil Heirs-1 well. Progress on Eagle-1 well.
5 June 2001	Progress on Eagle-1 and Neil Heirs-1 wells
5 June 2001	Results of Pro-Rata Entitlements Issue
12 June 2001	Activity Update
18 June 2001	Allotment of July 03 options
19 June 2001	Appendix 3B – Exercise of July 2003 Options
19 June 2001	Further gas shows in Neil Heirs-1 well, Texas. Successful test of Lake Long No.7 well, Louisiana, New Texas well spuds/Eagle-1 Progress California

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(b) the Company's Constitution; and

(c) the consents provided by the Directors to the issue of this Prospectus.

4.5 Directors' interests

Except as disclosed in this Prospectus, no Director or proposed Director, and no firm in which a Director or proposed Director is a partner:

(a) has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(b) has been paid or given or will be paid or given any amount or benefit to induce him or her to become, or to qualify as, a Director, or otherwise for services rendered by him or her in connection with the formation or promotion of the Company or the Offer.

Directors' interests in Company securities

No Director or proposed Director as at the date of this Prospectus has a relevant interest in any securities of the Company other than as set out below:

Name	Shares Beneficially owned (held directly or indirectly)	Shares Not beneficially owned (held by companies in which directors may have some voting and/or dispositive power)	Options Beneficially owned (held directly or indirectly) (1)*Expiring 31 July 2003 (2) Expiring 5 May 2003
M J Evans	1,379,000		5,000,000 (2)
C L Cavness	140,000		1,000,000
W R Grigor	5,161,628		220,000 (1) 1,500,000 (2)

Remuneration of Directors

The Constitution provides that non-executive Directors may be paid for their services as Directors a sum not exceeding such fixed sum per annum as may be determined by the Company in general meeting, to be divided among the Directors in such proportion and manner as the Directors agree and, in default of agreement, equally. There are currently two non-executive Directors who each receives fees of $15,000 per annum.

Executive remuneration and other fees paid to Directors in each of the 1999 and 2000 financial years have been disclosed in the Annual Report of the Company for the year ended 31 December 2000.

4.6 Interests of other persons

Except as disclosed in this Prospectus, no expert, promoter, or other person named in this Prospectus as performing a function in a professional, advisory or other capacity:

(a) has any interest nor has had any interest in the last two years prior to the date of this Prospectus in the formation or promotion of the Company, the Offer or property acquired or proposed to be acquired by the Company in connection with its formation or promotion or the Offer; or

(b) has been paid or given or will be paid or given any amount or benefit in connection with the formation or promotion of the Company or the Offer.

Advanced Share Registry Services Pty Ltd will be paid approximately $2,000.00 (including GST) in fees for professional services in connection with the Offer. In the past two years Advanced Share Registry Services Pty Ltd has been paid a total of $24,718.00 in fees for share registry services provided to the Company.

4.7 Expenses of Offer

The estimated expenses of the Offer are as follows:

	$
ASIC lodgment fee	1,800.00
ASX quotation fee	3,000.00
Share registry expenses	2,000.00
Legal expenses	4,000.00
Printing, mailing and other expenses	2,000.00
Brokerage Fees	85,800.00
Total	**$98,600.00**

4.8 Consents

The following consents have been given in accordance with the Corporations Act and have not been withdrawn as at the date of lodgment of this Prospectus with the ASIC:

Advanced Share Registry Services Pty Ltd has given, and has not withdrawn, its written consent to be named in this prospectus as share registry. Advanced Share Registry Services has not authorised or caused the issue of this Prospectus or the making of the Offer. Advanced Share Registry Services makes no representation regarding, and to the extent permitted by law excludes any responsibility for, any statements in or omissions from any part of this Prospectus.

4.9 Directors' statement

The Directors state that they have made all reasonable enquires and have reasonable grounds to believe that all statements made by the Company in this Prospectus are true and not misleading and that, in respect of any other statements made in this Prospectus by persons other than the Directors, the Directors have made reasonable enquiries and have reasonable grounds to believe that persons making the statement or statements were competent to make such statements, those persons having given their consent to the inclusion of such statement or statements in this

Prospectus and not having withdrawn that consent, before lodgment of this Prospectus with the ASIC or, to the Directors' knowledge, before any issue of securities pursuant to this Prospectus.

This Prospectus is prepared on the basis that:

(a) certain matters may be reasonably expected to be known to professional advisers of any kind with whom applicants may reasonably be expected to consult; and

(b) information is known to applicants or their professional advisers by virtue of any acts or laws of Western Australia or the Commonwealth of Australia.

Each Director has consented to the lodgment of this Prospectus with ASIC and has not withdrawn that consent.

5. GLOSSARY OF TERMS

These definitions are provided to assist persons in understanding some of the expressions used in this Prospectus.

"Acceptance"	A valid application for Shares and Options made pursuant to this Prospectus on an Acceptance Form.
"Applicant"	A person who submits an Acceptance Form.
"Application Monies"	Application monies for Shares and Options received by the Company.
"ASIC"	Australian Securities and Investments Commission.
"ASTC"	ASX Settlement and Transfer Corporation Pty Ltd ACN: 008 504 532.
"ASX"	Australian Stock Exchange Limited ACN 008 129 164.
"Board"	The directors of the Company meeting as a board.
"Bonus Issue"	A bonus issue of securities to Shareholders.
"Business Day"	Monday to Friday inclusive, other than a day that ASX declares is not a business day.
"CHESS"	ASX Clearing House Electronic Subregistry System.
"Closing Date"	8 March 2002 or such later date as the Directors may determine.
"Company"	First Australian Resources Limited ABN 41 009 117 293.
"Constitution"	The constitution of the Company as at the date of this Prospectus.
"Corporations Act"	The Corporations Act
"Directors"	The Directors of the Company as at the date of this Prospectus.
Acceptance Form" or **"Form"**	The acceptance form attached to this Prospectus
"Exercise Price"	The exercise price of the Options, being $0.14 per Option if exercised on or before 31 July 2002 or $0.20 per Option if exercised from 1 August 2002 and on or before 31 July 2003.
"Expiry Date"	The expiry date of the Options, being 31 July 2003.
"Financial Report"	The financial report of the Company within the meaning of the Corporations Act.
"Issue" or **"Offer"**	The offer pursuant to this Prospectus by the Company of Shares and Options at an issue price of $0.13 cents per Share.
"Issuer Sponsored"	Securities issued by an issuer that are held in uncertificated form without the holder entering into a sponsorship agreement with a broker or without the holder being admitted as an institutional participant in CHESS.
"Listing Rules"	The Listing Rules of ASX.
"Offer Price"	$0.13 cents per Share and one (1) free attaching Option.

PIN CHEQUES - DO NOT STAPLE

PLACEMENT SHARE OFFER APPLICATION FORM

Broker Code

Advisor Code

Share Registrars use only

Broker/Dealer Stamp

FIRST AUSTRALIAN RESOURCES LTD

ABN 41 009 117 293

For the issue of up to 12,000,000 ordinary Shares (New Shares) at an issue price of 13 cents per share and one free attached New Option for every New Share applied for.

To meet the requirements of the Corporations Act, this Application Form must not be handed on unless attached to the Prospectus.

PLEASE READ ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM

A I/We apply for [ ] New Shares in First Australian Resources Ltd at 13 cents per share or such lesser Number of New Shares which may be allocated to me/us by the Directors together with one free attaching Option.

B I/We lodge full application monies $

FULL NAME (PLEASE PRINT)

C Title, Given Name(s) & Surname or Company Name

Joint Applicant #2 or designated account

Joint Applicant #3 or designated account

POSTAL ADDRESS (PLEASE PRINT)

D Street Number Street

Town or Suburb State Postcode

E Contact Name

Telephone Number – Business Hours ( )

Telephone Number – After Hours ( )

CHESS HIN (Where Applicable)

F

G Tax File Number or Exemption Applicant #2 Applicant #3

CHEQUE DETAILS

	Drawer	Bank	Branch	BSB	Amount of Cheque
H					$
I					$

J I/We declare that this application is completed according to the declaration/appropriate statements on the reverse of this form and agree to be bound by the Constitution of First Australian Resources Ltd and the terms and conditions of the Options as set out in the Prospectus.

Returning the Application Form with your cheque for the application monies will constitute your offer to subscribe for New Shares in the Company or bank / telex transfer funds prior to forwarding the placement share offer application form.

NO SIGNATURE IS REQUIRED

You should read the prospectus carefully before completing this Application Form.

HOW TO COMPLETE THE APPLICATION FORM

Please complete all relevant sections of the Application Form using BLOCK LETTERS

A) Enter the NUMBER OF NEW SHARES you wish to apply for. Applications must be for the minimum of 20,000 as set down in the Prospectus. You will automatically be taken to have applied for an equal number of attaching options.

B) Enter the TOTAL AMOUNT of application money payable. To calculate the amount multiply the number of shares applied for by the amount per share (13 cents).

C) Enter the FULL NAME(S) and TITLE(S) of all legal entities that are to be recorded as the registered holder(s). Refer to the Name Standards below for guidance on valid registration.

D) Enter the POSTAL ADDRESS for all communications from the Company. Only one address can be recorded.

E) Enter telephone numbers and a contact person the registry can speak to if they have any queries regarding this application.

F) If you are sponsored in CHESS by a stockbroker or other CHESS participant enter your Holder Identification Number (HIN). Otherwise, leave the boxes blank and on allotment you will be sponsored by the Company and a SRN will be allocated to you.

G) Enter the tax file number(s) of the applicants. With a joint holding, only the tax file numbers of two holders are required.

H) Payment must be made in Australian Currency and cheques must be drawn on an Australian Bank. Cheques or bank drafts must be payable to First Australian Resources Ltd and crossed Not Negotiable. Cheques not properly drawn will be rejected. Cheques will generally be deposited on the day of receipt. If cheques are dishonoured the application may be rejected.

I) Before completing the Application Form the applicant(s) should read the Prospectus to which the application relates. The applicant(s) agree(s) that this application is for shares and options in First Australian Resources Ltd upon and subject to the terms of the Prospectus, agree(s) to take any number of New Shares and attaching options equal to or less than the number of New Shares indicated in Box A that may be allotted to the applicants pursuant to the Prospectus and declare(s) that all details and statements made are complete and accurate. It is not necessary to sign the Application Form.

Forward your completed application together with the application money to:

By Delivery
First Australian Resources Ltd - Placement Offer
Level 1, 87 Colin Street
WEST PERTH WA 6005

or:

By Post
First Australian Resources Ltd - Placement Offer
PO Box 703
WEST PERTH WA 6872

Bank details for bank, telex transfer of funds:

Bank name and address:	Challenge Bank Limited 109 St. Georges Terrace Perth WA 6000
Account Name:	First Australian Resources Ltd Share Issue Trust Account
BSB:	036-000
Account Number:	33-1955

Applications must be received by no later than 5:00pm on 8 March 2002. The Directors reserve the right to close the issue prior to that date.

Name Standards:-

- Only legal entities may be registered as the holders of securities
- The full and correct name of each entity must be shown.
- Salutations such as Mr, Mrs & Ms should be included.
- Securities cannot be registered in the name of a trust and no trust can be implied.
- Securities should not be registered in the name of a minor or a deceased person.
- An account designation can be included. If shown, it must be contained within one line and within the "< >" symbols. The last word of the designation must be Account or A/C.

Type of Investor		Correct Form of Registration
Individual	Use given names in full, not initials	Mr John Alfred Smith
Company	Use company's full title, not abbreviations	ABC Pty Ltd
Joint Holdings	Use full and complete names	Mr Peter Robert Wills & Ms Lee Susan Wills
Trusts	Use the trustee(s) personal name(s).	Mrs Susan Jane Smith <Sue Smith Family A/C>
Deceased Estates	Use the executor(s) personal name(s)	Ms Jane May Smith & Mr Frank William Smith <Est. John Smith A/C>
Minor (or person under the age of 18)	Use the name of a responsible adult with an appropriate designation	Mr John Alfred Smith <Peter Smith A/C>
Partnerships	Use the partners personal names	Mr John Robert Smith & Mr Steven John Smith <John Smith and Son A/C>
Long Names	Use given names in full	Mr John William Alexander Robertson-Smith
Clubs / Unincorporated Bodies / Business Names	Use office bearer(s) personal name(s)	Mr Michael Peter Smith <ABC Tennis Association A/C>
Superannuation Funds	Use the name of the trustee of the fund	Jane Smith Pty Ltd <Super Fund A/C>

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

1 March 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

02 MAR 14 AM 8:05

Gentlemen

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
1 Mar 2002 ASX and Media Release

S:CoSecretary/ADR's/Securities Exchange Letter

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293
FIRST AUSTRALIAN RESOURCES LIMITED
Incorporated in Western Australia

1 March 2002

ASX AND MEDIA RELEASE

CHINA – BLOCK 22/12, Beibu Gulf, FAR Interest: 10.00%

The operator has advised the Wei 6-12-1 well spudded at 30 minutes past midnight on 1 March 2002, with the Nanhai IV jack-up drilling rig. At 0600 hours this morning the well was drilling ahead in 36" hole at a depth of 130 metres. FAR has a 10% working interest.

The well is being drilled on Block 22/12 located in the Beibu Gulf, offshore southwest China in 28 metres of water. The Wei 6-12-1 prospect is an untested structural closure, defined by 3D seismic control, which is located 10 kilometres east of the 12/1-1 producing field complex, and less than 5 kilometres from existing accessible pipeline facilities. Mean potential reserve estimates are in excess of 100 million barrels of oil, with the primary target being the Weizhou formation, anticipated in the interval from 1400 metres - 1750 metres. A number of oil discoveries already exist on the Block, some of which are also candidates for future development.

The well will be drilled to an initial depth of 1750 metres, under the terms of a turnkey contract with CNOOC Services Ltd. The cost of the well is expected to be approximately US$4 million.

A time versus depth drill schedule of the Wei 6-12-1 well was provided in an ASX release dated 20 February to enable shareholders to follow the planned progress of the well.

Michael Evans
Chairman

For further information please contact:
Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
or visit FAR's website: www.farnl.com.au